Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation
Commission File No.:1-7627

The following communication was distributed to Frontier employees on Friday, June 3, 2011.

HollyFrontier

Weekly Communiqué #12—Merger Update
June 3, 2011

This week we have many things to share, but perhaps the most exciting is announcing our HollyFrontier Corporation Logo Contest winners!  We will also share a Spotlight on the Tulsa Refinery, more Nellson’s News and answers to a few new FAQ’s.

LOGO UPDATE—
First of all, thanks again to those of you who submitted designs.  We are inspired by your participation and talent.  After pouring through the amazing 665 entries, we have chosen three iPad2 winners.  Two winners drew from the existing Holly and Frontier logos and the third winner created something entirely new and unique.  We will provide Martha’s husband (Bob), Marcy and Connie’s son (Van DeWitt) with their new iPad2’s next week and will reveal the official HollyFrontier corporate logo in coming days.  Meanwhile, please join us in congratulating our winners.

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Tulsa Refinery, Leadership

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Tulsa Refinery, Leadership continued

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Tulsa Refinery, Leadership continued

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Tulsa Refinery, Timeline1

1 Special thanks to Kim Little and the entire Tulsa team for their thorough and thoughtful submissions to this week’s Spotlight.

2 The SINCLAIR and SUNOCO logos depicted herein are registered trademarks of Sinclair Finance Company and Sunmarks, Inc., respectively.

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Tulsa Refinery, Timeline continued

Holly Refining & Marketing—Tulsa

(Combined Facility)

The combined Tulsa facility has a crude capacity of 125 bpd and processes a mix of local sweet lube grade crudes as well as opportunistic sour and heavy crudes. The current focus is on integrating and optimizing the operation of the two plants. To accomplish this, new interconnecting lines are under construction which will span the 2 miles separating the refineries. In addition, a diesel hydro-treater capacity upgrade was just completed, a Benzene saturation unit is under construction and increased sulfur removal projects are in Engineering for 2013 start-up. The organizational and procedural aspects of bringing the two refineries together has been ongoing. This substantial and important endeavor will take time and diligence as these two refineries have operated separately for nearly 100 years. The successful combination represents a unique synergistic opportunity to form the highest complexity factor refining facility in the Mid-continent region.

Oil Capital of the World

When oil rig, Sue Bland No. 1, struck oil in 1901, Tulsa was just a tiny cowtown on the banks of the Arkansas River. By 1905, two huge oil deposits had been discovered nearby, the largest was dubbed Glen Pool. This prompted an unprecedented rush of entrepreneurs, investors, wildcatters and their families to Tulsa.

Neighborhoods sprang up on the north side of the river and soon the town was spreading out in all directions. From 1909 to the 1930s, Tulsa was a boomtown. Its population swelled from a mere handful at the turn of the century to over 100,000 (some counts are as high as 180,000) residents.

By the mid 1920s, Tulsa boasted two daily newspapers, four telegraph companies and more than ten thousand of that new-fangled device, the telephone.

Many early oil companies made Tulsa their home base. Some estimates put the number of competitive firms as high as 400 during the 1920s and 1930s. Profits from the oil industry were so strong that the city's economy fared much better during the Great Depression than did most of the United States.

Thus, Tulsa was known as the "Oil Capital of the World" for much of the twentieth century.

GREETINGS FROM
TULSA
OKLAHOMA
"THE OIL CAPITAL OF THE WORLD"

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Just a couple things to share today in response to email and application-connectivity on Day One.

First up, on the email front, I want to communicate that we will have email connectivity across HollyFrontier by cross-populating contact lists (aka “address books”) swiftly after close.  This will allow each of you to find and send emails to anyone at HollyFrontier regardless of your legacy company.

Since the email systems from Holly and Frontier are indeed different (e.g. mailbox sizes and centralized versus decentralized) we will take our time to fully integrate the two systems (beyond merging address books) and will consider several options before choosing a standard for the combined company.

Second, I am pleased to announce that we will also have application-connectivity across both companies’ networks on Day One.  Citrix will be our platform for accessing one another’s applications (such as SAP and STMS).  When accessing applications (after close) from the other legacy company, simply log into Citrix.

We'll share more details about email and connectivity in coming weeks, but I wanted to let you know that we are working to ensure communication on Day One.

And remember, if you have any questions about these or other items, just send a note to the Integration Team at PNewmark@Frontieroil-den.com.

Nellson Burns
Vice President, Information Technology, Holly Corporation

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Employee FAQs
Employee FAQs	Integration Team Response
What will the HollyFrontier stock ticker be?	We’re pleased to announce the new NYSE stock ticker as HFC.
When the merger occurs, will the company consider adding/transitioning hourly personnel to salaried positions (for example, Safety) and look to eliminate contractors?
Our philosophy is to promote from within our company whenever possible. This is not a new philosophy for either company and will be the philosophy for the combined company. The larger size of the combined company and more locations present greater opportunities for all of employees, particularly if they are willing to relocate. We see no major changes coming to our current contracting strategies.

Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please share what’s on your mind, as we cannot strive to meet unknown expectations or address unshared concerns.

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Quotes for the Week

“Never doubt that a small group of thoughtful, committed citizens can change the world; indeed, it's the only thing that ever has.”
—Margaret Mead (1901-1978)
American cultural anthropologist and frequently featured writer and speaker in the mass media throughout the 1960s and 1970s.

“There are two ways of spreading light: to be the candle or the mirror that reflects it.”
—Edith Wharton (1862-1937)
Pulitzer Prize-winning American novelist, short story writer and designer.

“There are no shortcuts to any place worth going.”
—Beverly Sills (1929-2007)
American operatic soprano, General Manager of the New York City Opera, Chairman of Lincoln Center and, until 2006, the Metropolitan Opera.

Next week’s communiqué, Merger Update #13, will be video rather than a written document.

On Friday, June 10th, 2011 we will provide a hyperlinked URL to this third video segment which will afford us the opportunity to address three questions:

(1)	“To what extent will employee development be important to HollyFrontier?”
(2)	“How would you describe the nature of Holly’s and Frontier’s cultures?”
(3)	“What are the priorities for HollyFrontier?”

Have a great weekend,

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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